                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*




                                 Nortek, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  656559101
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 656559101                 13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      UBS Asset Management (New York) Inc.
                                      13-2725861

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                                      (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK STATE

                    5    SOLE VOTING POWER

                             NONE


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                NONE
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    NONE


                    8    SHARED DISPOSITIVE POWER

                             NONE


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             NONE



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             NONE


12   TYPE OF REPORTING PERSON*

            IA


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:

                   Nortek, Inc.

           (b).    Address of Issuer's Principal Executive Offices:

                   50 Kennedy Plaza
                   Providence, RI  02903-2360

Item 2.    (a).    Name of Person Filing:

                   UBS Asset Management (New York) Inc.


           (b).    Address of Principal Business Office:

                   1211 Avenue of the Americas
                   New York, NY  10036-8796





                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:

                   Incorporated in New York State


           (d).    Title of Class of Securities:

                   Common Stock

           (e).    CUSIP Number:

                   656559101

Item 3. This statement is filed pursuant to Rule 13D-1(b) (2) by an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                   NONE

           (b).    Percent of Class:

                   NONE

           (c).    Number of Shares as to which UBS Asset Management (NY) has:

                   (i)      sole power to vote or to direct the vote      NONE

                   (ii)     shared power to vote or to direct the vote    NONE

                   (iii)    sole power to dispose or to direct the        NONE
                            disposition of

                   (iv)     shared power to dispose or to direct the      NONE
                            disposition of





                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:

                   If "Yes" is checked below, this statement is being filed to report the fact that as of the date hereof UBS Asset Management (New York) Inc. has ceased to be the beneficial owner of more than 5% of the class of securities.

                   YES   X              NO
                       -----               -----

Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   UBS Asset Management (New York) Inc. directs the holding and/or voting of these securities on behalf of various clients, who are entitled to receive dividends from, and the proceeds from the sale of, such securities.

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable



Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable





                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:

                   Not Applicable


Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          UBS Asset Management (New York) Inc.



                                          By:  Kinne S. Yon
                                               ------------------------
                                               Title: Managing Director





Dated: Holdings as of December 31, 1994





                               Page 6 of 6 Pages